SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                  ------------
                                 SCHEDULE 13G/A

                                  Rule 13d-2(b)

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13d-1(b) (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                               BALCHEM CORPORATION
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                        COMMON STOCK, PAR VALUE $.06 2/3
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    057665200
 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                December 31, 2000
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  057665200                               SCHEDULE 13G/A
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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Leonard J. Zweifler

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
         Not applicable                                       (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

--------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER
NUMBER OF                                   316,497(1)
SHARES
BENEFICIALLY               -----------------------------------------------------
OWNED BY                   6.       SHARED VOTING POWER
EACH                                ---
REPORTING
PERSON                     -----------------------------------------------------
WITH                       7.       SOLE DISPOSITIVE POWER
                                    316,497(1)
                           -----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                            ---
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         316,497(1)

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] (Does not include 4,500 shares of Common Stock owned by Dr. Zweifler's wife. Dr. Zweifler has no voting or dispositive power with respect to shares owned by his wife and disclaims beneficial ownership of such shares.)

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8% (Based on 4,613,712 shares of Common Stock outstanding as of November 2, 2000)

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------


---------------------
(1) Adjusted to reflect the 3-for-2 stock split effected by means of a stock dividend in June 1998. Includes 15,218 shares of Common Stock issuable upon the exercise of options. Also includes an estimated 3,073 shares of Common Stock issuable upon the exercise of an option granted pursuant to a formula based upon the Company's fiscal 2000 net earnings. As fiscal 2000 earnings have not been finally determined as of the date hereof, the number of shares issuable upon the exercise of such option is an estimate and subject to adjustment.

ITEM 1(a). NAME OF ISSUER.

         This  Schedule  13G/A  relates  to  Balchem  Corporation,   a  Maryland
         corporation (the "Company").

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         The Company's principal executive offices are located at P.O. Box 175, Slate Hill, New York, 10973.

ITEM 2(a). NAME OF PERSON FILING.

         This Schedule 13G/A relates to Leonard J. Zweifler.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE.

         The business address of the reporting person is 239 Kings Highway, Brooklyn, N.Y. 11223.

ITEM 2(c). CITIZENSHIP.

         Dr. Zweifler is a United States citizen.

ITEM 2(d). TITLE OF CLASS OF SECURITIES.

         This Schedule 13G/A relates to the Company's common stock, par value $.06 2/3 per share (the "Common Stock").

ITEM 2(e). CUSIP NUMBER.

        The CUSIP Number for the Company's Common Stock is 057665200.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a)[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
               (b)[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
               (c)[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
               (d)[ ]  Investment  company  registered  under  Section  8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8);
               (e)[ ]  An   investment   advisor   in   accordance   with   Rule
                       13d-1(b)(1)(ii)(E);
               (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-(b)(1)(ii)(F);
               (g)[ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);
               (h)[ ]  A saving  association  as defined in Section  3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);
               (i)[ ]  A church plan that is excluded from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act OF 1940 (15 U.S.C. 80a-3);
               (j)[ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP.

        The following describes the ownership of Common Stock by Dr. Zweifler as of December 31, 2000:

    (a)  Amount beneficially owned:   316,497(1)
                                    --------------

    (b) Percent of class: 6.8% (Based on 4,613,712 shares of common stock outstanding as of November 2, 2000)

    (c)  Number of shares as to which the reporting person has:

         (i)    Sole power to vote or direct the vote  316,497(1)
                                                      -----------

         (ii)   Shared power to vote or to direct the vote    ---
                                                           ----------

         (iii)  Sole power to dispose or to direct the disposition of 316,497(1)
                                                                      ----------

         (iv)   Shared power to dispose or to direct the disposition of   ---
                                                                        --------

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: []


---------------------
(1) Adjusted to reflect the 3-for-2 stock split effected by means of a stock dividend in June 1998. Includes 15,218 shares of Common Stock issuable upon the exercise of options. Also includes an estimated 3,073 shares of Common Stock issuable upon the exercise of an option granted pursuant to a formula based upon the Company's fiscal 2000 net earnings. As fiscal 2000 earnings have not been finally determined as of the date hereof, the number of shares issuable upon the exercise of such option is an estimate and subject to adjustment.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

   Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

   Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

   Not applicable.

ITEM 10.CERTIFICATION.

   Not applicable.

                                    SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2001

                                                      /s/ Leonard J. Zweifler
                                                      -----------------------
                                                      Leonard J. Zweifler




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